DEFINITIVE AGREEMENT

THIS DEFINITIVE AGREEMENT made as of this 13th day of May, 2011 shall replace and supersede any prior Agreement by and among the parties:

BETWEEN: QUINTANA GOLD RESOURCES CORP. (a public Utah Corporation)
7810 Marchwood Place, Vancouver BC, Canada
(hereinafter referred to as "**QGRC**")

AND: ROBERT A. DOTY -and- KYUNG AE KIM, both domiciled and residing at
7101 Playa Vista Drive, Unit 305, Playa Vista, CA, USA 90094
(hereinafter collectively referred to as the "**SELLERS**")

AND: ENGINE CLEAN SOLUTIONS, INC. (ECSI) (a private California Corporation)
5112 Heintz Street, Baldwin Park, CA, USA 91706
(hereinafter referred to as the **"COMPANY"**)

WARRANTIES:

QGRC HEREWITH WARRANTS:

a. that it is a corporation duly incorporated in the State of Utah and is in Good Standing with all legal requirements of the State.

b. that it is duly registered with the United States Securities and Exchange Commission (US SEC), and is considered a Reporting, Non-Trading, registered Public Company and is in Good Standing with all requirements of the SEC.

c. that on the Closing Date or within 30 days of the Closing Date of this Agreement, **QGRC**'s authorized Share Capital will be 50,000,000 Common Voting Shares, with 21,117,767 Shares issued and outstanding.

d. that all of the issued and outstanding Shares are free and clear of encumbrances and that there is no liability and/or lien registered against the Shares.

e. that all present issued and outstanding Shares have been duly issued under the laws of the State of Utah and under the Rules and Regulations of the US SEC.

f. that it is free of encumbrances and debts except as recorded on its books and as given under **Addendum "B"** as attached, whereby the Payable and Loans registered on the books as audited to December 31, 2010, will be retired and converted to the common, restricted stock of **QGRC** prior to the Closing Date of this Agreement, as given in **Addendum "C"** as attached.

RD
KK

g. that there are no legal actions being taken against it, neither now nor does **QGRC** expect any legal actions to be taken against the corporation.

h. that it has the authority and right to execute this Agreement.

i. that all its Directors and Officers and Key Employees are duly authorized to occupy their positions.

j. that **QGRC** herewith agrees to indemnify and hold the **COMPANY** and the **SELLERS** harmless from and against any loss, claims, damages and other expenses that they may suffer in connection with a breach by **QGRC** of any representation, warranty, covenant or Agreement contained herein.

k. that **QGRC's** Corporate Structure and link to the Filings including up to date Financial Statements may be inspected at the link given under **Addendum "A"** as attached.

SELLERS HEREWITH WARRANTS AND CONFIRMS:

l. that Kyung Ae Kim owns and controls 777 common voting Shares of the **COMPANY**, being 66.66% of the total issued and outstanding Shares of the **COMPANY**.

m. that Robert A. Doty owns and controls 388 common voting Shares of the **COMPANY**, being 33.33% of the total issued and outstanding Shares of the **COMPANY**.

n. that the above Shares have been issued pursuant to all rules and regulations governing the **COMPANY**.

o. that the above Shares are free and clear of encumbrances and that there is no liability and/or liens registered against the Shares.

p. that the **SELLERS** have the power and authority to sell and transfer the Shares to **QGRC**.

ECSI (also referred to as the **COMPANY**) **HEREWITH WARRANTS AND CONFIRMS:**

q. that it is a private corporation, duly registered in the State of California, and is in Good Standing with all State and Federal legal requirements.

r. that on the date first given above the **COMPANY** had a total of 1165 common voting Shares issued and outstanding, as given in paragraph l. and m. above, and furthermore the **COMPANY** warrants and confirms that it shall not issue any additional Shares prior to the Closing Date of this Agreement.

s. that it owns and controls 100% of the "**ASSETS**" as given in detail under **Addendum "B"** as attached.

t. that it has the authority and legal right to operate its corporation as given under **Addendum "B"** as attached.

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u. that it is free of encumbrances except as recorded on the books of the **COMPANY** and/or as given under **Addendum "B"** as attached.

v. that it, with the assistance of **QGRC,** desires to expand its business in North America and the rest of the World.

w. that there are no legal actions being taken against the **COMPANY** or its **ASSETS** now nor does **ECSI** expect any legal actions to be taken against the **COMPANY** or its **ASSETS.**

x. that the **COMPANY** and the **SELLERS** herewith agree to indemnify and hold **QGRC** and its present shareholders harmless from and against any loss, claims, damages and other expenses that **QGRC** may suffer in connection with a breach by the **COMPANY** and/or the **SELLERS** of any representation, warranty, covenant or Agreement contained herein.

y. that all of its Directors and Officers and Key Employees are duly authorized to occupy their positions.

z. that it has the authority and right to execute this Agreement.

GENERAL TERMS:

aa. the **COMPANY** shall mean all of its assets including but not limited to the **ASSETS** and their Rights and Obligations and Intellectual Property as given under **Addendum "B"** as attached.

bb. the **SHARES** shall mean all of the issued and outstanding Shares of the **COMPANY.**

WHEREAS QGRC desires to acquire One Hundred Percent (100%) of the Issued and Outstanding Shares of the **COMPANY** and the **SELLERS** desire to sell One Hundred Percent (100%) of the **COMPANY's** Issued and Outstanding Shares on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the mutual covenants and promises of the parties hereto, **QGRC** and the **SELLERS** and the **COMPANY** agree as follows:

1. **QGRC** agrees to purchase and the **SELLERS** agree to sell One Hundred Percent (100%) of the **SHARES** of the **COMPANY** whereby the **COMPANY** shall become a wholly owned subsidiary of **QGRC.**

2. **QGRC** agrees to pay $1,750,000 US in total consideration for the acquisition of the **COMPANY**, with the remuneration being paid as follows:

   a. **QGRC** shall issue at total of Two Million Five Hundred Thousand (2,500,000) Shares of its Common Voting Shares, restricted under Rule 144 of the SEC and provided that these Shares shall be restricted from any trading for a period of Twelve (12) Months from the date of issuance, and furthermore, that the Shares shall be issued pursuant to the direction of the **SELLERS**, provided however that these Shares shall be part of the already issued and outstanding restricted Shares of **QGRC.** Therefore, **QGRC** shall retire an equal number of its issued and outstanding restricted Shares and in its place re-issue the above given number of Shares pursuant to the directions given by the **SELLERS;**

b. The Shares as at the Closing Date shall have a minimum fair market value of $0.50 per Share, unless otherwise recommended by **QGRC's** auditors;

c. The Shares as at the Closing Date will represent 11.84% of the total authorized share capital of **QGRC**;

d. **QGRC** shall raise and pay to the **SELLERS** a total of Five Hundred Thousand Dollars ($500,000) through a private placement or other means as follows:

    i. $300,000 to the **SELLERS** Forty-Five (45) Days after the First Day of Trading on the OTC-QB/BB, at which time the **SELLERS** will cause to be cancelled and otherwise terminated and/or paid out and discharged certain **COMPANY** notes payable to the related party in the amount of $279,163, to International Road Technologies, Inc. in the amount of $8,500, and to Dan Moylan in the amount of $6,500 plus accrued interest, as recorded on the balance sheet of the **COMPANY** and referenced under note 6;

    ii. $100,000 to the **SELLERS** Six (6) Months after the First Day of Trading on the OTC-QB/BB; and

    iii. $100,000 to the **SELLERS** Twelve (12) Months after the First Day of Trading on the OTC-QB/BB.

e. In addition to the above commitment, the **SELLERS** shall hold a promissory note from **QGRC** in the aggregate amount of $500,000 (the **"Promissory Note"**), representing the payments due to the **SELLERS**, as attached hereto as **Addendum "D"**.

f. Notwithstanding the commitment given in d) above, **QGRC** shall in its best efforts seek to raise the total $500,000 amount given in d) above by the Closing Date.

g. The Shares given in a) above shall at no time be hypothecated nor shall they be used in any other way as collateral for any reason whatsoever, unless otherwise authorized by a resolution of the Board of Directors of **QGRC** duly proposed and passed.

3. **QGRC** shall do and execute all such acts as are deemed necessary under the laws of the State of Utah and as required under the Rules and Regulations of the US SEC to fully execute this Agreement.

4. **QGRC** shall at time of filing for trading on the OTC-QB (BB) file for a name change to: **Clean Transportation Group, Inc.**

5. **QGRC** shall be liable for all costs pertaining to maintaining its company in Good Standing with all applicable laws and rules and regulations.

6. **QGRC** shall at its best effort submit to FINRA the required Filing Documents for approval and trading on the OTC-QB (BB) in a timely fashion.

7. **QGRC** shall not at any time interfere with the Management and Operation of the **COMPANY**, its subsidiary, provided however that such Management and Operation of the **COMPANY** shall at all times be within its Industry's Standards and subject to the Laws of Canada and the USA and any other country of operation, and furthermore, that such Management and Operation shall not be to the detriment of **QGRC** and/or the **COMPANY**.

8. The **COMPANY** shall do all such acts as are deemed necessary under the laws of the State of California and as required under the Rules and Regulations of the US SEC to fully execute this Agreement.

9. The **COMPANY** shall provide on or before signing of this Agreement the necessary documentations, including but not limited to: Directors, Officers and Key Employees of the **COMPANY**; Audited Financial Statements, and all other such documentation as may be required by the US SEC within its filing requirements.

10. The **COMPANY** shall continue to manage and operate all aspects of its business in the ordinary course in a manner consistent with existing business practices and as are standard in its industry and the **COMPANY** shall at all times provide **QGRC** timely information on all material changes of the **COMPANY** and/or as required by the rules and regulations of the US SEC.

11. Notwithstanding 10 above, **QGRC** shall work closely with the **COMPANY** in planning and executing business development and financial management initiatives to improve the **COMPANY**'s business and financial performance.

12. Within Thirty (30) Days of the Closing Date, the **COMPANY** will prepare and complete a business plan and projected cash flow, to be approved by **QGRC's** Board of Directors.

13. The **COMPANY** shall be liable for all costs pertaining to maintaining its business in Good Standing and pertaining to its assets.

14. The **COMPANY** shall have no material indebtedness as of the Closing Date, other than as given under **Addendum "C"** as attached.

15. As of the Closing Date the President and CEO of the **COMPANY** shall be Robert A. Doty, as set out in the Employment Agreement attached hereto as **Addendum "E"**.

16. On or before the Closing Date, **QGRC** shall appoint, in its sole discretion, the services of a qualified Chief Financial Officer to oversee financial and reporting management of **QGRC** and the **COMPANY**.

17. On or before the Closing Date, the current Directors and Officers of **QGRC** will resign and be replaced by new Directors and Officers, and appointed by **QGRC's** Board of Directors, in their sole discretion.

18. The **SELLERS** shall select one Director to join the Board of Directors of **QGRC**, which appointee shall be appointed by **QGRC** to its Board of Directors upon the Closing Date of this Agreement.

19. The present Management of the **COMPANY** shall remain on the Board of the **COMPANY** and shall continue to manage the **COMPANY** in the best interest of the **COMPANY** and **QGRC**.

20. The Closing Date shall be on **May 30, 2011**, which shall be the date from which on forward all business transactions by the **COMPANY** shall be done as the Subsidiary of **QGRC.**

21. Communications between the parties to this Agreement shall be done via email, whereby such email documents shall be deemed legal and binding if and when confirmed by both parties whereby hardcopies of any document shall be provided if an when requested by the parties to this Agreement:

>   **QGRC** email to:　　　quintanagold@shaw.ca

>   **COMPANY** email to:　　joedoty@engineclean.com

>   Hardcopy to:

>   **QGRC:** 341 West 3rd Street, # 309, North Vancouver BC. Canada V7M 1G3

>   **COMPANY:** 5112 Heintz Street, Baldwin Park, CA, USA 91706

23. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this Agreement shall be continued and enforced as if such illegal, invalid or unenforceable provision were never a part hereof and in lieu of such provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to make such provision legal, valid, and enforceable.

24. This Agreement is being executed without the benefit of legal counsel, provided however, the parties to this Agreement may at their cost submit this Agreement to legal counsel for revision to give it proper and legal effect, provided however, the content and spirit of the Agreement shall be not be changed and provided that such revision shall be done on or before Sixty (60) Days from date of this Agreement.

25. Each party to this Agreement agrees to do all such other actions and execute such other documents deemed necessary to give full effect to this Agreement.

26. This Agreement shall enure to the benefit and be binding upon the parties hereto and their respective heirs, executors, administrators, successors, associates and assigns.

27. This Agreement shall be governed by and construed in accordance with the Laws of the State of Utah with place of Jurisdiction being Salt Lake, Utah.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

QUINATANA GOLD RESOURCES CORP.
Per.

_____
Delbert G. Blewett, President & CEO

SELLERS

<u>Kyungae Kim</u>   <u>Robert A. Doty</u>
Kyung Ae Kim   Robert A. Doty

ENGINE CLEAN SOLUTIONS, INC.
Per.

<u>Robert A. (Joe) Doty</u>
Dr. Joe Doty,
President & CEO

Addendum "A"

QGRC CORPORATE STRUCTURE
AND LINK TO FILINGS AND FINANCIAL STATEMENTS

QUINTANA GOLD RESOURCES CORP.

CORPORATE STRUCTURE

QUINTANA GOLD RESOURCES CORP. (Quintana) is a Reporting, US Non-Trading Public Company fully registered with the SEC.

Incorporation:	State of Utah, August 23, 1978.
Status:	Good Standing
Public Filing:	1983, 15c 2-11
Symbol:	N/A
Cusip Number:	75875R 10 7

Capitalization:

Authorized:	50,000,000 Common Voting Shares at $ 0.001 par value
Issued:	25,990,868 Total Common Voting Shares
	12,137,684 Common Shares free trading
	13,853,184 Common Shares tradable under Rule 144 (over 5 yrs.)

Legal Opinion: Yes (tradability)

OFFICERS & DIRECTORS:

President & Director: Delbert G. Blewett, B.Sc. LL.B.
Secretary & Director: Fred Hefti
Treasurer & Director Glen Buckler

OFFICES:

Executive Office:	341 West 3rd Street, North Vancouver BC. Canada. Email: quintanagold@shaw.ca
Registered Office:	8160 South Highland Drive, Suite 209, Sandy, Utah 84093-6492
Auditors:	H J & Associates, L.L.C., 50 South Main Street, Suite 1450, Salt Lake City, Utah 84144
Legal:	Leonard E. Neilson, 8160 South Highland Drive, Suite 209, Sandy, Utah 84093-6492

Link to Edgar Filings:
http://www.sec.gov/cgi-bin/browse-edgar?company=Royal+Oil+%26+Gas+Corp.&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany

Addendum "B"

ENGINE CLEAN SOLUTIONS, INC.
ASSET LIST

Please find attached:

Engine Clean Solutions, Inc., Accounts Receivable Listing, dated, May 13, 2011

Engine Clean Solutions, Inc., Purchase Order Listing, dated, May 13, 2011

Engine Clean Solutions, Inc., Equipment Listing, dated, May 13, 2011

Engine Clean Solutions, Inc., Inventory Listing, dated, May 13, 2011

Patents: Four (4) Patents with one Patent pending from Robert E. Flynn, Inventors. The Patents were legally transferred from the Flynn's to three (3) individuals: Robert A. Doty, Kyung Ae Kim, and Thomas Shin, respectively. In July 2006, Thomas Shin legally transferred his interest in the four (4) Patents and one (1) pending Patent to Kyung Ae Kim. Kyung Ae Kim hereby transfers and assigns all interests and rights to Engine Clean Solutions, Inc. and QGRC. The four (4) Patents are: US Patent 5, 271,361, US Patent 5,833,765, US Patent 6,263,889, US Patent 6,298,947. The Patent pending at that time was US S/N 10/381,974, and became US Patent 7,111, 651 B2. Please note that all Patents have since expired, but Kyung Ae Kim hereby agrees to fully cooperate with QGRC in QGRC reviewing and reinvesting in the noted Patents, at QGRC's sole and unfettered discretion.

Initials: ________ DB   KK KK   [signature] RD   [signature] JD

Addendum "C"

QGRC ENCUMBRANCES AND LIABILITIES

Per Audited Financial Statements to Dec. 31, 2010:

Accounts Payable:	Auditors:	$ 3,296.25
	Accountant:	1,930.43
	Transfer Agent:	100.00
	Emac Handels AG	66,975.70*
	Total Payable	**$ 72,302.38**

* Due to related party, payable in the common stock of **QGRC.**

Loans Payable:	Emac Handels AG	**$ 75,241.75****

** Due to related party, payable in the common stock of **QGRC.**

* * *

NOTE: The Payable to Emac Handels AG and the Loans Payable to Emac Handels AG as given above, will be paid in full and converted to common restricted stock of QGRC prior to the Closing Date.

*** / ** Total Payable and Loans: $ 142,217 @ $.50 = 284,434 Common Shares, restricted 144.**

ENGINE CLEAN SOLUTIONS, INC.
ENCUMBRANCES AND LIABILITIES

NTD. To be inserted upon receipt of audited financial statements.

Initials: ________ DB   KK KK   [signature] RD   [signature] JD

PROMISSORY NOTE

Amount: $500,000 USD

DATE OF ISSUE: May 13th, 2011.

IN REFERENCE TO THE DEFINITIVE AGREEMENT executed on May 13th, 2011 between **QUINTANA GOLD RESOURCES CORP.** ("**QGRC**") and **ENGINE CLEAN SOLUTIONS, INC.** ("**ECSI**") and pursuant to paragraph 2 d. and e., **QGRC** promises to pay to or to the order of the **SELLERS** the principal sum of $500,000 USD in lawful currency of the United States of America (the "**Principal Sum**").

The **Principal Sum** is payable by **QGRC** to the **SELLERS** as follows and as given in above mentioned Agreement:

a. $300,000 to the **SELLERS** Forty-Five (45) Days after the First Day of Trading on the OTC-QB/BB;

b. $100,000 to the **SELLERS** Six (6) Months after the First Day of Trading on the OTC-QB/BB; and

c. $100,000 to the **SELLERS** Twelve (12) Months after the First Day of Trading on the OTC-QB/BB.

This **Promissory Note** is subject to following terms and conditions:

1. **Maturity:**   If **QGRC** fails to pay on its due date any payment of the **Principal Sum** the balance of the **Principal Sum** on this promissory note (the "**Note**") shall become immediately due and payable.

2. **Interest:**   No interest shall be calculated for the first Ninety (90) Days from First Day of Trading as given above, provided however that, in the event of any default, Interest begins to accrue at 6% per annum from any date of default.

3. **SELLERS' Non-Waiver of Rights:** Failure of the **SELLERS** to enforce any of its rights or remedies under this **Note** will not constitute a waiver of the rights of the **SELLERS** to enforce such rights and remedies thereafter.

4. **QGRC's Waiver:**   **QGRC** hereby waives demand and presentment for payment, notice of non-payment, protest and notice of protest of this **Note**.

5. **Enforcement Expenses:**   In the event of demand by the **SELLERS** under this **Note**, **QGRC** will pay all costs and expenses incurred by the **SELLERS**, including, without limitation, legal fees and expenses on a solicitor and own client basis, in pursuing the **SELLERS'** remedies against **QGRC**.

6. **Governing Law:**   This **Note** (and any transactions, documents, instruments or other agreements contemplated in this **Note**) shall be construed and governed exclusively by the laws

in force in the State of Utah and the courts of the State of Utah shall have exclusive jurisdiction to hear and determine all disputes arising hereunder.

IN WITNESS WHEREOF QGRC has caused its President and duly authorized signatory to execute and deliver this **Note** to the **SELLERS** as of the day and year first above written.

QUINTANA GOLD RESOURCES CORP.
Per.

_____
Delbert G. Blewett, President & CEO

Addendum "E"

EMPLOYEE AGREEMENT

ENGINE CLEAN SOLUTIONS INC.

CONFIDENTIALITY
AND PROPRIETARY RIGHTS AGREEMENT

THIS AGREEMENT made as of March 30, 2011;

BETWEEN:

Robert A. Doty, in the Province of Ontario

(hereinafter referred to as the "Employee"),

- and -

ENGINE CLEAN SOLUTIONS INC., a
corporation incorporated under the laws of
California

(hereinafter referred to as the "Company")

WHEREAS:

The relationship between the Company and Employee is one of mutual trust and reliance;

The Company has disclosed or will disclose to Employee extremely valuable Confidential Information, the public disclosure of which would be highly detrimental to the best interests of the Company;

Employee acknowledges that the preservation of the confidentiality of the Confidential Information of the Company is essential for the protection of the business of the Company;

Employee and the Company have agreed that the Company will own all Intellectual Property Rights in Intellectual Property developed by Employee, for the Company; and

Employee and the Company have agreed to enter into this Agreement, among other things, to confirm the Company's ownership of Intellectual Property developed by Employee for the Company, and to maintain the confidentiality of the Confidential Information of the Company;

NOW THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto agree as follows:

1. Definitions

   "Confidential Information" means information, whether or not created by the Employee, that relates to the business or affairs of the Company, its employees, customers or suppliers and is confidential or proprietary to, about or created by the Company, its employees, customers or suppliers and includes, without limitation, the following types of information and other information of a similar nature (whether or not reduced to writing or designated or marked as confidential):

   (a) work product resulting from or related to work or projects performed or to be performed by the Company, including but not limited to, the interim and final lines of inquiry, hypotheses, research and conclusions related thereto and the methods, processes, procedures, analysis, techniques and audits used in connection therewith;

   (b) computer software of any type or form and in any stage of actual or anticipated development, including but not limited to, programs and program modules, routines and subroutines, procedures, algorithms, design concepts, design specifications (design notes, annotations, documentation, flowcharts, coding sheets, and the like), source code, object code and load modules, programming, program patches and system designs;

   (c) information relating to Developments prior to any public disclosure thereof, including but not limited to, the nature of the Developments, production data, technical and engineering data, test data and test results, the status and details of research and development of products and services, and information regarding acquiring, protecting, enforcing and licensing proprietary rights (including patents, copyrights and trade secrets);

   (d) internal personnel of the Company and financial information, vendor names and other vendor information, purchasing and internal cost information, internal service and operational manuals, and the manner and method of conducting the business of the Company;

   (e) marketing and development plans, price and cost data, price and fee amounts, pricing and billing policies, quoting procedures, marketing techniques and methods of obtaining business, forecasts and forecast assumptions and volumes, and future plans and potential strategies of the Company that have been or are being discussed; and

   (f) contracts and their contents, customer services, data provided by customers and the type, quantity and specifications of products and services purchased, leased, licensed or received by customers of the Company;

   but Confidential Information does not include:

   (a) the general skills and experience gained during the Employee's employment with the Company that the Employee could reasonably have been expected to acquire in similar employment with other companies;

   (b) information publicly known or received by the Employee from a third party unrelated to the Company without a breach of an obligation of confidentiality, in each case without breach of this Agreement or similar agreements to which the Employee is a party; or

   (c) information the disclosure of which is required to be made by any law, regulation, governmental authority or court, provided that before disclosure is made, notice of the requirement is provided to the Company, and (to the extent possible in the circumstances) the Company is afforded an opportunity to dispute the requirement;

   2

IN WITNESS WHEREOF the parties have executed this letter.

SIGNED, SEALED AND DELIVERED

I have read, understand and agree to the terms and conditions of this letter and agree that it supersedes, replaces and cancels and any prior agreements, whether oral or written, with respect to my employment with the Company.

in the presence of:

)
)
)
)
)
)
)
)
)
)

Kyungrae Kim
Witness

Robert A. Doty
Robert A. Doty

_4/5/2011_
Date

Engine Clean Solutions, Inc

By: _____

Dennis dos Santos, Director.

_____
Date

(The balance of this page has been left blank)

IN WITNESS WHEREOF the parties have executed this letter.

SIGNED, SEALED AND DELIVERED

in the presence of:

Kyungae Kim
Witness

I have read, understand and agree to the terms and conditions of this letter and agree that it supersedes, replaces and cancels and any prior agreements, whether oral or written, with respect to my employment with the Company.



Robert A. Doty
Robert A. Doty



4/5/2011
Date

Engine Clean Solutions, Inc

By: D. dos Santos
Dennis dos Santos, Director.





April 6, 2011
Date

(The balance of this page has been left blank)

3

RAD

March 30, 2011

Mr. Robert A. Doty
7101 Playa Vista Drive, Unit 305
Playa Vista, CA
USA 91706

Robert,

I am pleased to offer you the position of President and Chief Executive Officer of Engine Clean Solutions, Inc. ("Engine Clean" or the "Company") reporting to the President and Chief Executive Officer of Quintana Gold Resources Corp. ("QGRC", "Parent" or "Parent Company"). QGRC is in the process of changing its name to "CleanTransportation Group Inc.",

The conditions of your employment with the Company are as follows:

Term. Thirty six (36) months, effective from the date of signing.

Position. In the position of President and Chief Executive Officer of Engine Clean, or such position as the Company may from time to time designate, you will perform on a full-time basis all of the duties and responsibilities of that position and such other duties on behalf of the Company consistent with the position which may be assigned or delegated to you from time to time.

Other duties. These activities will include specific presentations and communications internal and external to the Company (including with the Board of Directors and Shareholder forums). In this capacity you will be working closely with the Parent Company's President and CEO on a variety of evolving corporate matters including a series of confidential activities with the Board of Directors of the Company.

Reporting. You will report to the President and CEO of the Parent Company or to such other person or persons as the Company may reasonably determine from time to time in its absolute discretion. No change by the Company of the reporting system, whether or not it affects you or your position, shall constitute a breach of this Agreement by the Company.

Base Salary. You shall receive a Base Salary at the rate of $100,000 ($ US) per annum (the "Base Salary"), payable on a semi-monthly basis subject to the normal statutory deductions. The level of this consideration will be reviewed annually.

Bonus. You are eligible to receive a variable, performance-based compensation based upon a combination of the Company's annual performance and your individual leadership accomplishments. Your Target Performance-Based Compensation will be 5% of gross sales, provided that all sales meet the minimum gross margin requirements of Engine Clean, and that Engine Clean is demonstrating a net annual profit exceeding its prior year's profit performance.

Stock Option Plan. As a matter of record, and in further consideration of your employment, once the Company establishes its Employee Stock Option Plan (ESOP), you will, in addition, be granted **Common Shares (the "Restricted Shares") pursuant to the Share**

Plan of the Company. These shares will be distributed based on the future ESOP plan as agreed upon by the Board of Directors of the Company.

Vacation. You shall be entitled to an annual vacation of 15 days in the aggregate during each calendar year. Vacation will be taken at times reasonably acceptable to the Company having regard to its operations. Vacation days taken must be reported to the Board of Directors. If you have not taken the full vacation to which you are entitled in any calendar year, you may carry over any days of unused vacation up to a maximum total accrual of 30 days.

Termination of Agreement.

- *Without cause,* the Company may terminate this agreement at any time upon 90 days' written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of $100,000 less taxes and Social Security required to be withheld.

- *Involuntary Termination* shall mean termination of your employment by the Company without "Cause" or by means of a "Constructive Dismissal" at any time during the first twenty-four (24) months of your employment. For purposes of this Agreement, "Cause" shall mean: (i) wilful misconduct or gross negligence in carrying out your assigned duties; (ii) knowing violation of any reasonable rule, direction, or policy of the Company, its President, or its Board; (iii) any act of misappropriation, embezzlement, intentional fraud, or similar conduct involving the Company; (iv) conviction or a plea of *nolo contendere* or the equivalent to a felony; (v) failure to comply with all material applicable laws and regulations in performing your duties and responsibilities for the Company; and (vi) abuse of alcohol or of any controlled substance. For purposes of this Agreement, "Constructive Dismissal" shall mean: (i) a material reduction in your base salary, other than in proportion to a general reduction of every officer's base salary; or (ii) your relocation to a facility or location more than fifty (50) miles from your then-current location without your express written consent.

- *Resignation.* You may terminate your employment on giving to the Company at least eight weeks prior written notice. You agree to assist fully as reasonably requested by the Company in effecting an orderly transition to your successor. Should you terminate prior to the date of term of this agreement your participation in all performance awards will cease and no further vesting in either the Company's Restricted Share or benefits programs will continue beyond the date in which notice of your termination was delivered to the Company.

"Competitive Business" means any business related activity carried on anywhere in the world involved in financing, developing, producing, distributing, selling and/or licensing goods or services competitive with those software products and services for order entry/management, inventory & asset management, workflow & business process automation and service activation offered or under development by the Company during the course of the Employee's employment with the Company;

"Developments" means all discoveries, inventions, designs, works of authorship, improvements and ideas (whether or not patentable or copyrightable) and legally recognized proprietary rights (including, but not limited to, patents, copyrights, trademarks, topographies, know-how and trade secrets), and all records and copies of records relating to the foregoing, that:

(a) result or derive from the Employee's employment or from the Employee's knowledge or use of Confidential Information;

(b) result from or derive from the use or application of the resources of the Company; or

(c) relate to the business operations of or actual or demonstrably anticipated research and development by the Company.

2. **Confidential Information**

   (a) <u>Protection of Confidential Information</u>. All Confidential Information whether it is created by the Employee during the period of employment or by others employed or engaged by or associated with the Company, is the exclusive and confidential property of the Company or its customers, as the case may be, and will at all times be regarded, treated and protected that way, as provided in this Agreement.

   (b) <u>Covenants Respecting Confidential Information</u>. As a consequence of the acquisition of Confidential Information, the Employee will occupy a position of trust and confidence with respect to the affairs and business of the Company and its customers. In view of the foregoing, it is reasonable and necessary for the Employee to make the following covenants regarding the Employee's conduct during and subsequent to the Employee's employment by the Company:

   i. <u>Non-Disclosure</u>. At all times during and subsequent to the Employee's employment with the Company, the Employee will not disclose Confidential Information to any person or entity (other than as reasonably necessary in carrying out the Employee's duties on behalf of the Company) without first obtaining the Company's consent, and the Employee will take all reasonable precautions to prevent inadvertent disclosure of any Confidential Information. This prohibition includes, but is not limited to, disclosing or confirming the fact that any similarity exists between the Confidential Information and any other information.

   ii. <u>Using, Copying, etc</u>. At all times during and subsequent to the Employee's employment with the Company, the Employee will not use, copy, transfer or destroy any Confidential Information (other than as necessary in carrying out the Employee's duties on behalf of the Company) without first obtaining the Company's consent, and the Employee will take all reasonable precautions to prevent inadvertent use, copying, transfer or destruction of any Confidential

3

Information. This prohibition includes, but is not limited to, licensing or otherwise exploiting, directly or indirectly, any products or services which embody or are derived from Confidential Information.

    iii.   <u>Return of Confidential Information</u>. Within five days after the termination of the Employee's employment by the Company for any reason, or of receipt by the Employee of the Company's written request, the Employee will promptly deliver to the Company all property of or belonging to or administered by the Company including without limitation all Confidential Information that is embodied in any physical or ephemeral form, whether in hard copy or on magnetic media, and that is within the Employee's possession or under the Employee's control.

(c) <u>Obligations Continue</u>. The Employee's obligations under this section 2 are to remain in effect in perpetuity and will exist and continue in full force and effect notwithstanding any breach or repudiation or any alleged breach or repudiation of this Agreement by the Company.

3. <u>Intellectual Property</u>

(a) <u>Ownership</u>. All Developments will be the exclusive property of the Company and the Company will have sole discretion to deal with Developments. For greater certainty, all Developments created during the Period of employment by the Employee for the Company is a work for hire of which the Company is the first author for copyright purposes and in respect of which all copyright will vest in the Company. To the extent that any such rights have not or do not automatically vest in the Company, the Employee hereby assigns and conveys all such rights to the Company.

(b) <u>Records</u>. The Employee will keep complete, accurate and reasonable notes, reference materials, data and records of all Developments in the manner and form requested by the Company of the Employee or of its employees generally, and agrees to immediately disclose such Developments to the Company. All these materials will be Confidential Information upon their creation.

(c) <u>Moral Rights</u>. The Employee hereby irrevocably waives all moral rights arising under the *Copyright Act* (Canada) as amended (or any successor legislation of similar effect) or similar legislation in applicable jurisdictions, or at common law, that the Employee may have now or in the future with respect to the Developments, including, without limitation, any rights the Employee may have to have the Employee's name associated with the Developments or to have the Employee's name not associated with the Developments, any rights the Employee may have to prevent the alteration, translation or destruction of the Developments, and any rights the Employee may have to control the use of the Developments in association with any product, service, cause or institution. The Employee agrees that this waiver may be invoked by the Company, and by any of its authorized agents or assignees, in respect of any of the Developments.

(d) <u>Further Assurances</u>. The Employee will do all further things that may be reasonably necessary or desirable in order to give full effect to the foregoing. If the Employee's co-operation is required in order for the Company to obtain or enforce legal protection of the Developments following the termination of the Employee's employment, the Employee will provide that co-operation so long as the Company pays to the Employee reasonable compensation for the Employee's time at a rate to be agreed and all out-of-pocket costs reasonably incurred by the Employee with the consent of the Company in respect of such co-operation, provided that the rate will not be less than the last base salary or compensation rate paid to the Employee by the Company during his or her employment.

4. <u>No Conflicting Obligations</u>

The Employee warrants to the Company that:

(a) the performance of the Employee's duties as an employee of the Company will not breach any agreement to which the Employee is a party or other obligation of the Employee to keep confidential the proprietary information of any third party; and

(b) the Employee is not bound by any agreement with or obligation to any third party that conflicts with the Employee's obligations as an employee of the Company or that may affect the Company's interest in the Developments.

The Employee will not, in the performance of his or her duties as an employee of the Company:

(a) improperly bring to the Company or use any trade secrets, confidential information or other proprietary information of any third party; or

(b) knowingly infringe the intellectual property rights of any third party.

5. <u>Non-Competition and Non-Solicitation</u>

(a) <u>Non-Competition.</u> The Employee acknowledges that employment by the Company will give the Employee access to the confidential information and intellectual property relating to the Company, and that the Employee's knowledge of that confidential information and intellectual property will enable the Employee to put the Company at a significant competitive disadvantage if the Employee is employed or engaged by or becomes involved in a Competitive Business in the United States and Canada and such other countries as the Company may determine from time to time. Accordingly, the Employee will not while employed or engaged by the Company and for a period of nine (9) months after the termination of the Employee's employment with the Company howsoever arising, directly or indirectly, individually or in partnership or in conjunction with any other Person:

(b) be engaged, directly or indirectly, in any manner whatsoever, including, without limitation, either individually or in partnership, jointly or in conjunction with any other person, or as an employee, consultant, adviser, principal, agent, member or proprietor in any Competitive Business in Canada, the United States and such other countries as the Company may determine and notify the Employee from time to time;

(c) advise, invest in, lend money to, guarantee the debts or obligations of, or otherwise have any other financial or other interest (including an interest by way of royalty or other compensation arrangements) in or in respect of any Person which carries on a Competitive Business in Canada, the United States and such other countries as the Company may determine and notify the Employee from time to time;

Notwithstanding the foregoing provisions of this section 5, nothing herein shall prevent the Employee from owning not more than five percent of the issued shares of a corporation, the shares of which are listed on a recognized stock exchange or traded in

5

the over-the-counter market in the United States or Canada, which carries on a Competitive Business.

For greater certainty, the Employee's obligations under this section 5 are in addition to the obligations respecting disclosure and use of Confidential Information as set out otherwise in this Agreement.

Further, the Employee acknowledges that the Company may in its absolute discretion amend this Agreement from time to time to reflect the additional countries in which the Company is then carrying on business.

(d) <u>No Solicitation of Customers, Partners and Suppliers.</u> The Employee acknowledges the importance to the business carried on by the Company of the customer, partners and supplier relationships developed by it and the unique opportunity that the Employee's employment and the Employee's access to the confidential information offers to interfere with these relationships. Accordingly, the Employee will not while employed or engaged by the Company and for a period of twelve (12) months after the termination of the Employee's employment with the Company howsoever arising, directly or indirectly, contact or solicit any person who the Employee knows to be a prospective, current or former customer, partner or supplier of the Company for the purpose of selling to the customer, selling to or partnering with the partner or buying from the supplier any products or services that are the same as or substantially similar to, or in any way competitive with, the products or services sold or purchased by the Company during the Employee's employment or at the end thereof, as the case may be.

(e) <u>No Solicitation of Employees.</u> The Employee acknowledges the importance to the business carried on by the Company of the human resources engaged and developed by it and the unique access that the Employee's employment offers to interfere with these resources. Accordingly, the Employee will not while employed or engaged by the Company and for a period of eighteen (18) months after the termination of the Employee's employment with the Company howsoever arising, induce or solicit, attempt to induce or solicit or assist any third party in inducing or soliciting (a) any employee or consultant of the Company to leave the Company or (b) any employee or consultant of the Company to accept employment or engagement elsewhere.

(f) <u>Independent Covenants.</u> Each of the foregoing sections 5(a), (b) and (c), will be construed as being an agreement independent of any other provisions in this Agreement. The existence of any claim or cause of action the Employee may have or assert against the Company, whether based on this Agreement or otherwise, will not constitute a defence to the enforcement by the Company of any of the covenants and agreements in the foregoing sections.

6. <u>Warranties, Covenants and Remedies</u>

(a) The obligations of the Employee as set forth in this Agreement will be deemed to have commenced as of the date on which the Employee was first employed by the Company. The Employee warrants that the Employee has not, to date, breached any of the obligations set forth in any of those sections. Any breach of those sections by the Employee will constitute just cause for immediate termination of the Employee's employment or engagement by the Company.

6

(b) In addition to the foregoing, the Employee warrants to the Company that (a) the performance of the Employee's duties as an employee of the Company will not breach any confidentiality, proprietary rights, non competition or non solicitation (of employees, customers or suppliers) agreements or other obligations with any third party, including any employment agreements with former employers, and (b) the Employee is not bound by any agreement with or obligation to any third party, including any employment agreement with a former employer, that conflicts with the Employee's obligations as an employee of the Company.

(c) The Employee understands that the Company has expended significant financial resources in developing its products, services, intellectual property and confidential information. Accordingly, a breach by the Employee of this Agreement could result in unfair competition with the Company and could result in the Company and its shareholders suffering irreparable harm that is not capable of being calculated and that cannot be fully or adequately compensated by the recovery of damages alone. Accordingly, the Employee agrees that the Company will be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which the Company may become entitled.

(d) The Employee's obligations under this Agreement are to remain in effect in accordance with each of their terms and will exist and continue in full force and effect despite any breach or repudiation, or alleged breach or repudiation, of this Agreement or the Employee's employment (including, without limitation, the Employee's wrongful dismissal) by the Company.

7.   <u>Computer and Network Protection Rules</u>

The Employee acknowledges that as a user of the computers and related systems of the Company and the Company's links to the INTERNET and subscriptions to on-line services, the Employee MUST comply with the Company's rules and policies, which may be amended from time to time. Violation of any of these rules is grounds for discipline up to and including immediate dismissal for Just Cause. Violations of these Rules may also subject the Employee to penalties or proceedings under civil law, copyright law and criminal law.

This Agreement is to be attached to and forms an essential part of the Company's employment agreement with the Employee. If during the employee's period of employment the Company implements new standard rules or policies approved by the Board of Directors of the Company on the matters dealt with in this Agreement applicable to all employees, the Employee will be bound by the new rules and policies and the obligations hereunder will be automatically amended from that time forward to conform with the new rules and policies applicable to the Employee.

IN WITNESS WHEREOF the parties have executed this Agreement.

SIGNED, SEALED AND DELIVERED

I have read, understand and agree to these terms and conditions.



Robert A. Doty

4/5/2011

Date

ENGINE CLEAN SOLUTIONS INC.

By: ____________________________

Dennis dos Santos, Director

____

Date

[SIGNATURE PAGE TO CONFIDENTIALITY AND PROPRIETARY RIGHTS AGREEMENT]

RAD

This Agreement is to be attached to and forms an essential part of the Company's employment agreement with the Employee. If during the employee's period of employment the Company implements new standard rules or policies approved by the Board of Directors of the Company on the matters dealt with in this Agreement applicable to all employees, the Employee will be bound by the new rules and policies and the obligations hereunder will be automatically amended from that time forward to conform with the new rules and policies applicable to the Employee.

IN WITNESS WHEREOF the parties have executed this Agreement.

SIGNED, SEALED AND DELIVERED

I have read, understand and agree to these terms and conditions.



Robert A. Doty

4/5/2011
Date

ENGINE CLEAN SOLUTIONS INC.

By: D. dos Santos
Dennis dos Santos, Director

April 6, 2011
Date

[SIGNATURE PAGE TO CONFIDENTIALITY AND PROPRIETARY RIGHTS AGREEMENT]

8

RAD

ECS A/R Final	May 13, 11
AUTO SOLUTIONS MD6860	10,285.00
BG PRODUCTS	120.56
DIVERSIFIED IN3802	408.32
HIGH POINT DISTRIBUTING	6,747.92
IRT	5,750.60
JIFFY LUBE, LOS ALAMITOS	720.09
LITHIA DODGE OF BILLINGS	177.56
LITHIA VOLKSWAGEN OF THORNTON	46.36
M2K INC.	1,589.87
MOC CENTRAL, HOUSTON, TX.	229.59
MOC GREAT LAKES	114.71
PC ENTERPRISES AZ0274	154.07
RAMONA TIRE	337.65
SERVIPRIMER INC.	1,140.52
TDV DISTRIBUTORS - JB NE	-10.00
TIG DISTRIBUTING	3,218.31
VALLEY DISTRIBUTION CORP.	4,729.00
VALVOLINE, A DIVISION OF ASHLAND INC.	35.02
WYNN, QUANTUM MARKETING INC.	2,590.00
TOTAL	38,385.15

ECS A/R Ageing

	Current	1 - 30	31 - 60	61 - 90	> 90	TOTAL
AUTO SOLUTIONS MD6860	10,285.00	0.00	0.00	0.00	0.00	10,285.00
BG PRODUCTS	120.56	0.00	0.00	0.00	0.00	120.56
DIVERSIFIED IN3802	0.00	408.32	0.00	0.00	0.00	408.32
HIGH POINT DISTRIBUTING	0.00	0.00	1,933.90	4,814.02	0.00	6,747.92
JIFFY LUBE, LOS ALAMITOS	0.00	720.09	0.00	0.00	0.00	720.09
LITHIA DODGE OF BILLINGS	177.56	0.00	0.00	0.00	0.00	177.56
LITHIA VOLKSWAGEN OF THORNTON	46.36	0.00	0.00	0.00	0.00	46.36
M2K INC.	1,589.87	0.00	0.00	0.00	0.00	1,589.87
MOC CENTRAL, HOUSTON, TX.	0.00	229.59	0.00	0.00	0.00	229.59
MOC GREAT LAKES	114.71	0.00	0.00	0.00	0.00	114.71
PC ENTERPRISES AZ0274	0.00	154.07	0.00	0.00	0.00	154.07
RAMONA TIRE	0.00	337.65	0.00	0.00	0.00	337.65
SERVIPRIMER INC.	0.00	0.00	1,140.52	0.00	0.00	1,140.52
TDV DISTRIBUTORS - JB NE	0.00	0.00	0.00	0.00	- 10.00	-10.00
TIG DISTRIBUTING	3,218.31	0.00	0.00	0.00	0.00	3,218.31
VALLEY DISTRIBUTION CORP.	4,729.00	0.00	0.00	0.00	0.00	4,729.00
VALVOLINE, A DIVISION OF ASHLAND INC.	35.02	0.00	0.00	0.00	0.00	35.02
WYNN, QUANTUM MARKETING INC.	2,590.00	0.00	0.00	0.00	0.00	2,590.00
TOTAL	22,906.39	1,849.72	3,074.42	4,814.02	- 10.00	32,634.55

ECS Payables

	Current	1 - 30	31 - 60	61 - 90	> 90	TOTAL
ACF COMPONENTS & FASTENERS, INC.	387.50	0.00	0.00	0.00	0.00	387.50
AMALGA COMPOSITES	0.00	316.35	2,645.60	0.00	0.00	2,961.95
BANKCARD CENTER	643.06	0.00	0.00	0.00	0.00	643.06
BOEHM INC.	432.16	0.00	0.00	0.00	0.00	432.16
C. B. MACHINE PRODUCTS	0.00	405.00	0.00	0.00	0.00	405.00
CITIBUSINESS CARD	6,655.68	0.00	0.00	0.00	- 902.55	5,753.13
COAST ALUMINUM & ARCHITECTURAL	848.80	0.00	0.00	0.00	0.00	848.80
COAST FILTRATION	480.00	0.00	0.00	0.00	0.00	480.00
DELAFIELD CORPORATION	5,161.20	1,009.80	0.00	0.00	0.00	6,171.00
HOSE-MAN, INC.	84.03	0.00	0.00	0.00	0.00	84.03
LINCO	156.00	0.00	0.00	0.00	208.00	364.00
McMASTER-CARR SUPPLY CO	28.60	105.68	0.00	0.00	0.00	134.28
NORTHWEST HYDRA-LINE	288.45	1,367.32	0.00	36.00	0.00	1,691.77
ROBERTS PRECISION	0.00	625.00	0.00	0.00	0.00	625.00
S & S ENGINEERING	0.00	1,327.88	0.00	0.00	0.00	1,327.88
SATORI SEAL COMPANY, INC.	41.05	199.50	0.00	0.00	0.00	240.55
SMC-SPECIAL MANUFACTURE CO.	697.54	0.00	0.00	0.00	0.00	697.54
TRIDENT COMPANY	698.00	3,846.00	0.00	0.00	0.00	4,544.00
TOTAL	16,602.07	9,202.53	2,645.60	36.00	- 694.55	27,791.65

	May 1 - 13, 11
ECS P&L	
Ordinary Income/Expense	
Income	
401 · SALES	
401.1 · SALES/CHEMICALS	500.00
401.3 · SALES MACHINES	15,035.26
401.4 · SALES PARTS	6,562.25
401.8 · FREIGHT OUT	638.50
402 · SALES DISCOUNTS	-22.42
Total 401 · SALES	22,713.59
Total Income	22,713.59
Cost of Goods Sold	
5001 · *Cost of Goods Sold	6,598.29
501 · MATERIALS	
501.1 · MATERIALS-CHEMICALS	8.22
501.3 · MATERIALS MACHINES	343.46
501.4 · MATERIALS PARTS	839.59
Total 501 · MATERIALS	1,191.27
502 · DIRECT LABOR EXPENSE	
502.1 · -Machine Shop Wages	1,200.00
502.2 · -Assembly wages	1,440.00
Total 502 · DIRECT LABOR EXPENSE	2,640.00
524.0 · FREIGHT	886.79
Total COGS	11,316.35
Gross Profit	11,397.24
Expense	
605 · AUTOMOBILE EXPENSE	300.00
608 · BANK CHARGES	71.32
610 · INSURANCE	
610.2 · - Workmen's Comp Ins.	243.90
610.3 · -Vehicle Insurance	93.80
Total 610 · INSURANCE	337.70
615 · INTEREST EXPENSE	0.00
622 · MISCELLANEOUS	-10,000.00
650 · Administrative Wages	3,840.00
6560 · Payroll Expenses	1,347.70
657 · SHOP EXPENSE	520.00
660 · TAXES & LICENSES	
660.3 · -DEPT OF MOTOR VEHICLES	96.00
660 · TAXES & LICENSES - Other	9.42
Total 660 · TAXES & LICENSES	105.42
676.0 · WASTE DISPOSAL	46.35
Total Expense	-3,431.51
Net Ordinary Income	14,828.75
Net Income	***14,828.75***